May 27, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Komul Chaudhry

Re:	CoinShares PLC
Registration Statement on Form F-1
File No. 333-295946

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 22, 2026, in which we requested that the above-referenced Registration Statement be declared effective at 4:00 p.m. Eastern Time on May 27, 2026, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please call Joel Rubinstein of White & Case LLP at (212) 819-7642.

Very truly yours,

/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer

cc:	Joel Rubinstein (White & Case LLP)